Exhibit E

RECENT DEVELOPMENTS

Recent Economic Performance

Based on projections in Peru’s Multi-Year Macroeconomic Forecast, the Peruvian GDP is expected to grow by 4.0% and 4.2% per year, respectively, for the twelve months ended December 31, 2018 and December 31, 2019. Overall average GDP growth per year during the period from 2020-2022 is expected to be 4.8%.

During the twelve months ended December 31, 2018, Peru estimates the fiscal deficit to be 3.0% of GDP, compared to 3.1% of GDP in 2017. For fiscal years 2019, 2020 and 2021, Peru expects its overall fiscal deficit to decrease to 2.7% of GDP, 1.9% of the GDP and to 1.0% of GDP, respectively, primarily driven by an expected increase in fiscal revenues and the implementation of fiscal policies to strengthen fiscal responsibility and transparency.

As of June 30, 2018, Peru had approximately S/20,894 million, or U.S.$6.4 billion, in reserves available in the Fiscal Stabilization Fund (Fondo de Estabilización Fiscal), a savings mechanism to be used in cases of national emergencies or international crises.

As of July 31, 2018, Peru had approximately an aggregate of U.S.$4,000 million of available lines of credit from multilateral lenders, including the CAF, IADB and IRBD, among others.

As of July 31, 2018, Peru had the following principal amount of bonds outstanding:

•	Foreign currency-denominated debt:

➢	U.S.$9.3 billion in U.S. dollar-denominated global bonds, and

➢	€2.1 billion Euro-denominated bonds.

•	Local currency-denominated debt:

➢	S/90.2 billion in sol-denominated sovereign bonds.

As of July 31, 2018, approximately 60% of Peru’s public sector debt was denominated in soles, 33.0% was denominated in U.S. dollars, 6.0% was denominated in Euros and 1.0% was denominated in other currencies.

As of December 31, 2017, the Central Bank’s net international reserves represented 29.7% of its 2017 GDP.

During the twelve months ended December 31, 2017, Peru’s country risk profile, a calculation derived by J.P. Morgan Emerging Market Bond Index, which measures the return performance of Latin American and emerging market bonds, was 145 basis points.

History, Government and Political Parties

History

On April 2, 2018, Daniel Córdova was appointed Minister of Production, David Tuesta, was appointed Minister of Economy and Finance, and Salvador Heresí was appointed Minister of Justice and Human Rights.

On April 24, 2018, Daniel Córdova, then Minister of Production, resigned from his position to avoid possible distractions to the Vizcarra government in connection with Córdova’s handling of negotiations with Peruvian fisherman. On April 30, 2018, Raul Perez-Reyes Espejo was sworn in as Minister of Production.

On June 4, 2018, David Tuesta, then Minister of Economy and Finance, resigned from his position following a controversy related to the increase in the Selected Consumer Tax (Impuesto Selectivo al Consumo). On June 7, 2018, Carlos Oliva Neyra was sworn in as Minister of Economy and Finance.

On July 13, 2018, Salvador Heresí, then Minister of Justice and Human Rights, resigned from his position as Minister following a corruption probe regarding Peruvian judges. On July 21, 2018, Vicente Zeballos Salinas was sworn in as Minister of Justice and Human Rights.

As of the date hereof, the following ministers serve the Peruvian government:

•	Néstor Francisco Popolizio Bardales as Minister of Foreign Affairs.

•	General (r) Jose Modesto Huerta Torres as Minister of Defense.

•	Carlos Augusto Oliva Neyra as Minister of Economy and Finance.

•	General (r) Mauro Arturo Medina Guimaraes as Minister of the Interior.

•	Vicente Antonio Zeballos Salinas as Minister of Justice and Human Rights.

•	Daniel Alfaro Paredes as Minister of Education.

•	Silvia Esther Pessah Eljay as Minister of Health.

•	Gustavo Eduardo Mostajo Ocola as Minister of Agriculture.

•	Christian Romulo Martin Sanchez Reyes as Minister of Labor and Promotion of Employment.

•	Rogers Martin Valencia Espinoza as Minister of Foreign Commerce and Tourism.

•	Francisco Italo Ismodes Mezzano as Minister of Energy and Mines.

•	Edmer Trujillo Mori as Minister of Transportation and Communications.

•	Raúl Pérez-Reyes Espejo as Minister of Production.

•	Javier Román Piqué del Pozo as Minister of Housing, Construction and Sanitation.

•	Ana Maria Alejandra Mendieta Trefogli as Minister of Women and Vulnerable Populations.

•	Fabiola Muñoz Dodero as Minister of Environment.

Patricia Balbuena Palacios as Minister of Culture.

Liliana del Carmen La Rosa Huertas as Minister of Development and Social Inclusion.

In August, 2018, the Vizcarra administration presented the following constitutional reforms to Congress:

1. reform of the National Council of the Judiciary (Consejo Nacional de la Magistratura),

2. to establish a bicameral parliamentary system,

3. to prohibit the reelection of legislators, and

4. to increase transparency in connection with the financing of political parties.

On September 19, 2018, Congress granted Vizcarra’s cabinet a vote of confidence (the “cuestión de confianza”) previously requested by President Vizcarra with 82 votes in favor, 22 against and 14 abstentions. A rejection of the cuestión de confianza by Congress would have allowed President Vizcarra to dissolve Congress and call for new congressional elections.

On September 26, 2018, Congress approved the fourth constitutional reform referenced above. Thereafter, on October 4, 2018, Congress approved the first, second and third constitutional reforms referenced above. The proposals are subject to a referendum that President Vizcarra has called for December 9, 2018.

On October 7, 2018, regional and municipal elections were held in Peru, including the city of Lima. Jorge Muñoz (for political party Acción Popular) was elected the new Mayor of Lima.

Balance of Payments and Foreign Trade

Current Account

In 2016, the current account registered a deficit of U.S.$5.3 billion, or 2.7% of GDP, primarily due to an increase in the trade balance to U.S.$1.9 billion resulting from growth of exports of U.S.$37.0 billion compared to U.S.$34.4 billion in 2015 and decrease in imports to U.S.$35.1 billion in 2016 compared to U.S.$37.3 billion in 2015. In 2017, the current account registered a deficit of U.S.$2.7 billion, or 1.3% of GDP, primarily due to an increase in the trade balance to U.S.$6.3 billion resulting from growth of exports of U.S.$44.9 billion compared to U.S.$37.0 billion in 2016 and an increase in imports to U.S.$38.7 billion in 2017 from U.S.$35.1 billion in 2016.

Public Sector Debt

External Debt

The following table provides further information on public sector external debt as of the dates presented.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2013	2014	2015	2016	2017
Public sector external debt(1)	(18,778)	(19,764)	(23,630)	(23,762)	(22,710)
Gross international reserves of the Central Bank	65,710	62,353	61,537	61,746	63,731

Reserves, net of Public sector external debt	46,933	42,588	37,907	37,984	41,021

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

Risk Factors Relating to Peru

Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016, in addition to the prior transition to President Ollanta Humala by President Alan García. President Kuczynski was in office through March 23, 2018 when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021. Peru’s GDP growth rates, low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and levels of poverty and unemployment continue, notwithstanding the 38.0% drop in poverty levels between 2004 and 2016. Future government policies to pre-empt or respond to social unrest could include, among other things, the suspension of the enforcement of creditors’ rights and new taxation policies. The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its debt.

Furthermore, some of the measures proposed by the new presidential administration may generate political and social opposition, which may, in turn, prevent the new administration from adopting the measures it originally proposed. Political parties opposed to the new policies of the presidential administration retained a majority of the seats in the Peruvian Congress in the recent elections, which will require the new administration to seek political support from opposition parties for its proposals, creating further uncertainty in the ability of the new administration to pass such measures. On September 19, 2018, Congress granted Vizcarra’s cabinet a vote of confidence (the “cuestión de confianza”) previously requested by President Vizcarra with 82 votes in favor, 22 against and 14 abstentions. A rejection of the cuestión de confianza by Congress would have allowed President Vizcarra to dissolve Congress and call for new congressional elections. Although Congress has approved the President Vizcarra’s constitutional reforms as referenced above, these are subject to a referendum expected to be held before the end of year. The government cannot assure you that Congress will continue to support, or that the Peruvian people will approve the proposals of President Vizcarra. The lack of such support may result in additional votes of confidence and the failure of two such votes would grant President Vizcarra the right to dissolve Congress, which could result in political, economic or social instability and adversely affect Peru’s ability to service its debt.

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia and Venezuela may have an adverse effect on other countries in the region, including Peru.

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